Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Emera Incorporated (“Emera”) 5151 Terminal Road Halifax, Nova Scotia B3J 1A1

ITEM 2:	DATE OF MATERIAL CHANGE

October 19, 2022

ITEM 3:	NEWS RELEASE

A news release was issued by Emera and Nova Scotia Power Incorporated (“NS Power”) through Business Wire on October 19, 2022, a copy of which is attached hereto as Schedule A.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On October 19, 2022, Emera and Nova Scotia Power responded to legislation (the “Legislation”) that Premier Tim Houston on behalf of the Government of Nova Scotia announced which will impose constraints on the planned capital investments and operational costs of Nova Scotia Power. A copy of the news release relating to the Legislation is attached hereto as Schedule A.

ITEM 5.1:	FULL DESCRIPTION OF MATERIAL CHANGE

For a full description of the material change, see the news release attached as Schedule A hereto.

On October 19, 2022, Emera and Nova Scotia Power responded to the Legislation that Premier Tim Houston on behalf of the Government of Nova Scotia announced which will impose constraints on the planned capital investments and operational costs of Nova Scotia Power. If passed, the Legislation would pre-empt the pending decision of Nova Scotia’s independent regulator, the Utility and Review Board (UARB), and would limit a non-fuel rate increase to a total of 1.8% between now and the end of 2024. The rate application was Nova Scotia Power’s first request to increase non-fuel rates in 10 years.

ITEM 5.2:	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following is the name and business telephone number of an executive officer of Emera who is knowledgeable about the material change and this report:

Stephen D. Aftanas

Corporate Secretary

(902) 428-6096

DATED the 28th day of October, 2022

SCHEDULE A

News Release Relating to the Legislation

See attached.

MEDIA RELEASE October 19,2022

Emera Inc. and Nova Scotia Power respond to

Government of Nova Scotia electricity rate legislation

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated August 12, 2021 to its short form base shelf prospectus dated August 5, 2021

HALIFAX, Nova Scotia — Emera Inc. (TSX: EMA) and its wholly owned subsidiary, Nova Scotia Power Incorporated (NS Power), are responding to legislation announced today by Premier Tim Houston on behalf of the Government of Nova Scotia which will impose constraints on the planned capital investments and operational costs of Nova Scotia Power. If passed, the legislation would pre-empt the pending decision of Nova Scotia’s independent regulator, the Utility and Review Board (UARB), and would limit a non-fuel rate increase to a total of 1.8% between now and the end of 2024. The rate application was NS Power’s first request to increase non-fuel rates in 10 years.

“We are deeply concerned about today’s proposed legislation,” said Scott Balfour, President & CEO of Emera Inc. “Our customers in Nova Scotia count on us for their energy needs and they remain our priority. We understand the affordability concerns of our customers and we also know they are concerned about reliability and providing cleaner energy for Nova Scotians. This proposed legislation imposes a limit on the investments NS Power planned to make for the benefit of customers over the next two years.”

The proposed legislation overrides Nova Scotia’s robust regulatory process, disregarding the collective input of stakeholders, customers and industry experts. It will limit funding for important investments in the performance and reliability of Nova Scotia’s electrical grid to address the impacts of climate change, support electrification initiatives and integrate more intermittent renewables onto the system.

“As Hurricane Fiona demonstrated, investment in the reliability of Nova Scotia’s grid and in meeting our 2030 renewable energy goals are essential, and those are the core elements of our rate application,” said Peter Gregg, President and CEO, NS Power. “This proposed rate cap severely impacts and, in some cases, likely cancels these investments, thereby increasing the risk to Nova Scotia’s electrical grid, as well as to NS Power’s ability to respond to major storms in the future. We fully recognize our responsibility to keep bills as low as possible for customers, but this action overlooks the importance of sustaining the grid over the long-term.”

“Capping non-fuel rates also limits necessary investments to meet carbon reduction targets, including the Government of Nova Scotia’s own ambitious goals to reach 80% renewable energy by 2030 and the government’s accelerated goal to be off coal by 2030,” said Gregg. “The capital investment and operating cost impacts directly resulting from this proposed legislation will impact our plans to help the province meet these targets.”

NS Power applied for an increase in non-fuel rates in January 2022. The application and public hearing with Nova Scotia’s independent regulator included 30,000 pages of evidence, the testimony of numerous industry experts, and the direct involvement of stakeholder groups representing NS Power’s residential, commercial and industrial customers, government and environmental organizations. A decision on the rate application is expected later this year.

NS Power has been recognized by third-party benchmarking studies as one of the most cost efficient among its peers in North America, which has supported NS Power’s ability to avoid non-fuel rate increases since 2012. This legislation will require NS Power to reduce its operating costs and capital spending plans for both 2023 and 2024. Achieving further operating cost reductions, and the constraint this proposed legislation imposes on capital spending, will affect customer reliability and service levels. NS Power will, as always, work to provide the best levels of system performance, safety and customer service it can within the constrained cost profile imposed by this proposed legislation.

Required actions to address the impact of this proposed legislation are likely to include:

•

A material reduction in NS Power’s approximate $1 billion of planned capital investments over the 2023-2024 period, with a priority focus on investments required for the safe operation of the system. The reductions imposed by this legislation will impede Emera and NS Power’s ability to advance clean energy investments in the province which were specifically required to meet shared 2030 decarbonization goals. This includes planned investments such as wind generation, grid scale batteries, and enhancements to the interprovincial transmission system. An updated rate base investment forecast and related funding plan will be shared with investors and analysts during Emera Inc.’s Q3 earnings call on November 11, 2022.

•

A reduction in operating costs, including the cancellation of 60 new reliability-related jobs outlined in NS Power’s 2022 general rate application. These front-line positions were focused specifically on reliability and system performance improvements.

NS Power represented approximately 15% of Emera’s operating earnings (before corporate costs) in 2021. The imposed rate cap will have a direct and negative impact on the expected financial performance of NS Power such that it is not expected to earn within its currently allowed return on equity band in 2023 and 2024 at the currently approved equity ratio of 37.5%.

Emera will take certain actions to mitigate the impact of this legislation to investors and to address the heightened risk profile of investments in Nova Scotia, including:

•	Optimization of Emera’s investment in NS Power’s capital structure to the minimum required level of equity investment.

•	Redeployment of the equity previously earmarked for investment in NS Power to other Emera Inc. operations outside Nova Scotia. This will reduce Emera’s equity funding needs over this period.

“Beyond these necessary steps, this government action requires Emera to shift our perspective on future investment in Nova Scotia,” said Balfour.

Emera and Nova Scotia Power will work over the coming days and weeks to understand the full impact of the proposed legislation including the fundamental investment reductions and risks to system reliability and service levels that it imposes.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera and NS Power to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s and NS Power management’s current beliefs and are based on information currently available to Emera management and to NS Power management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s and NS Power’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s and NS Power’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s and in NS Power’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s and to NS Power’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

About Emera Inc.

Emera is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $36 billion in assets and 2021 revenues of more than $5.7 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Additional information can be accessed at www.emera.com or at www.sedar.com.

About Nova Scotia Power

Nova Scotia Power Inc. is a wholly owned subsidiary of Emera Inc. (TSX-EMA), a diversified energy and services company. Nova Scotia Power provides 95% of the generation, transmission and distribution of electrical power to more than 540,000 residential, commercial and industrial customers across Nova Scotia. The company is focused on new technologies to enhance customer service and reliability, reduce emissions and add renewable energy. Nova Scotia Power has over 2,000 employees and $4.5 billion in operating assets. Learn more at www.nspower.ca.

Media:

Dina Seely

902-428-6951

media@emera.com